Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary	State of Other Jurisdiction of Incorporation or Organization
eHealthInsurance Services, Inc.	Delaware
eHealth China, Inc.	Delaware
eHealth China (Xiamen) Technology Co., Ltd.	China
PlanPrescriber, Inc.	Delaware